Exhibit 99.1

September 30, 2024	TSX.V: GRZ NR-24-18

GOLD RESERVE ANNOUNCES COMPLETION OF ITS CONTINUANCE INTO BERMUDA

Toronto, Ontario – September 30, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that, further to the Company’s press release of September 16, 2024, the continuance of the Company from the Province of Alberta to Bermuda (the “Continuance”) was completed on September 30, 2024. In connection with the Continuance, the Company’s name has been changed from “Gold Reserve Inc.” to “Gold Reserve Ltd.”.

The Continuance was effected through a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) which was approved by shareholders on September 16, 2024 and by the Court of King’s Bench of Alberta on September 17, 2024.

The common shares have been assigned a new CUSIP number, G4R86G107, and a new ISIN, BMG4R86G1074. The common shares are expected to begin trading on the TSX Venture Exchange under the new name and CUSIP on or about October 7, 2024.

On Behalf of the Board of Directors

Paul Rivett

Executive Vice-Chairman

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws, and are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Forward-looking information or statements in this release include matters related to the Continuance, including the timing of the effective date of the new name and CUSIP, and may include other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such information and statements reflect the current views of the Company’s management, as the case may be, with respect to future events, and are based on information currently available to the Company, as the case may be, and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information or statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, potential tax liabilities (which may be significant) associated with the Continuance for the Shareholders and/or the Company, or changes in the rights of Shareholders as a result of the Continuance.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information or statements. For a more detailed discussion of the risk factors affecting the Continuance and the Company’s business, see the Company’s management information circular dated August 20, 2024, the Company’s Management’s Discussion & Analysis for the 6-month period ended June 30, 2024, the Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking information or statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking information or statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Inc., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634